EXHIBIT 99.4

May 18, 2005	REVISED

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	Office of the Administrator of the Securities Act, New Brunswick

Ontario Securities Commission	British Columbia Securities Commission

Registrar of Securities, Prince Edward Island	Autorité des marchés financiers

Dear Sirs:

RE:       CALL-NET ENTERPRISES INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

DATE OF MEETING:	June 29 , 2005
RECORD DATE FOR NOTICE:	May 17, 2005
RECORD DATE FOR VOTING:	May 17, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 17, 2005
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	New Class B Non-Voting
New Common

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Administrator, Client Services
Direct Dial: (416) 643-5567

cc:       CDS & Co. (Via Fax)

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